Exhibit 99.3

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and

Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ENTERS INTO LICENSE

AND DEVELOPMENT AGREEMENT

TORONTO, Canada, August 8, 2007 – Biovail Corporation (NYSE, TSX: BVF) today announced that a subsidiary, Biovail Laboratories International SRL, has entered into a license and development agreement with an undisclosed, privately held, drug-development company for the exclusive global rights to BVF-324, a novel product for the treatment of a prevalent sexual dysfunction.

The agreement allows for the licensing of clinical data, intellectual property and the rights to develop, manufacture and market BVF-324 globally. In return, Biovail has paid an upfront fee, and is contingently obligated to make additional milestone payments, including upon the initiation of the first Phase III trial for the product and upon the first commercial sale of the product in the United States. The agreement also stipulates that Biovail make tiered, single-digit royalty payments on net commercial sales of the product.

“This agreement provides Biovail the opportunity to enter the multi-billion-dollar, global sexual- dysfunction market with a novel treatment option that has generated robust Phase II data, and that has intellectual property protection beyond 2020 through a method-of-use patent,” said Dr. Douglas Squires, Biovail’s Chief Executive Officer. “This exciting product has the potential to address a large unmet clinical need, and to make a significant difference in the lives of millions of men and women.”

A meeting with the U.S. Food and Drug Administration to discuss the development program for BVF-324 is scheduled for the Fall. Following a positive outcome, Biovail would anticipate initiating Phase III studies for the product in the first half of 2008, which could lead to a New

Drug Application (NDA) filing in mid-2009.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, and outlook, including, without limitation, expectations regarding intellectual property protection, expectations regarding the potential impact of BVF-324, and expectations regarding the initiation of Phase III studies and the filing of an NDA, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F/A.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.